SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-30171

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2026

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I — REGISTRANT INFORMATION

Sangamo Therapeutics, Inc.

Full Name of Registrant:

Not Applicable

Former Name if Applicable:

501 Canal Blvd

Address of Principal Executive Office (Street and Number):

Richmond, California 94804

City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate).

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed period.

Sangamo Therapeutics, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2026 (the “Quarterly Report”) by the prescribed filing date or the five-day extension permitted by the rules of the Securities and Exchange Commission (the “SEC”).

As previously announced, on June 23, 2026, the Company filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”), thereby commencing a Chapter 11 case for the Company (the “Chapter 11 Case”). The case number is 26-10989 and the case is styled as In re Sangamo Therapeutics, Inc. Additional information regarding the Chapter 11 Case is available at https://www.veritaglobal.net/SangamoTherapeutics. The documents and other information on this website are not part of this Form NT 10-Q and shall not be incorporated by reference. The Company continues to operate its business as a “debtor in possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code, orders of the Bankruptcy Court, and applicable non-bankruptcy law. During the pendency of the Chapter 11 Case, the Company’s management team and other personnel have devoted significant time and attention to materials and workflows required in connection with the Chapter 11 Case. Additionally, the Company has limited financing, accounting and administrative personnel as part of the Company’s efforts to minimize operating expenses during the pendency of the Chapter 11 Case. The Company expects to file monthly operating reports with the Bankruptcy Court, and will report the filing of those reports in a Current Report on Form 8-K.

In addition, as previously disclosed in a Current Report on Form 8-K filed with the SEC on July 1, 2026, the Company’s Audit Committee of the Board of Directors terminated the engagement of Ernst & Young LLP as the Company’s independent registered public accounting firm, effective June 25, 2026. The Company has not engaged a new independent public accounting firm.

Due to the time and attention required by the Chapter 11 Case and the lack of an independent public accounting firm, the Company is unable to timely file its Form 10-Q without unreasonable effort or expense and is unable to estimate when it will be able to complete and file the Form 10-Q.

Cautionary Language Regarding Trading in the Company’s Common Stock

The Company’s stockholders are cautioned that trading in the Company’s common stock during the pendency of the Chapter 11 Case is highly speculative and poses substantial risks. The Company’s common stock has been suspended from trading on, and the Company received a notice of delisting from, the Nasdaq Capital Market and is currently trading on the OTCID Basic Market under the symbol “SGMOQ,” and trading prices for the Company’s common stock may bear little or no relationship to the actual recovery, if any, by holders thereof in the Company’s Chapter 11 Case. Accordingly, the Company urges extreme caution with respect to existing and future investments in its common stock.

Cautionary Language Regarding Forward-Looking Statements

This Form 12b-25 contains certain forward-looking statements that reflect, when made, the Company’s current views with respect to current events and financial performance. These forward-looking statements are within the meaning of Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding expected timing of filing the Quarterly Report, process and potential outcomes of the Company’s Chapter 11 Case, the Company’s ability to continue to operate as usual during the Chapter 11 Case, and and/or statements preceded by, followed by or that include the words “intends,” “expects,” “estimates,” “plans,” or similar expressions. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, beliefs and expectations, there can be no assurance that its expectations will be achieved. Except as otherwise may be required by law, the Company undertakes no obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances, or changes in expectations after the date of this Form 12b-25.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Nikunj Jain	628	252-7516
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons described in Part III – Narrative of this Form 12b-25, the Company has concluded that it will be unable to file the Quarterly Report by the prescribed due date without unreasonable effort and expense due to the demands of the Chapter 11 Case and the lack of an independent registered public accounting firm following the termination of Ernst & Young LLP’s engagement. The Company expects that its results of operations for the three and six months ended June 30, 2026 will differ significantly from the corresponding periods ended June 30, 2025, primarily as a result of costs incurred in connection with the Chapter 11 Case, the pausing of certain of the Company’s programs and reductions in the Company’s workforce. As such, the Company cannot estimate at this time what significant changes will be reflected in its results of operations for the three and six months ended June 30, 2026 as compared to the corresponding periods ended June 30, 2025.

The financial statements included in the Company’s Quarterly Report are expected to include significant charges for the three and six months ended June 30, 2026 in connection with the reasons previously outlined, which would represent significant changes from the corresponding periods in the last fiscal year. In addition, the Company has not yet completed its technical accounting assessment for the quarter ended June 30, 2026, and this assessment may identify additional asset impairments that have not yet been recorded. The Company is unable to estimate the amount of these charges, including any such additional impairments, because the Company has not engaged a new independent public accounting firm and the preparation of its financial statements is still in progress.

Documents filed on the docket of, and other information related to, the Chapter 11 Case are available free of charge online at https://www.veritaglobal.net/SangamoTherapeutics.

Sangamo Therapeutics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 17, 2026	By:	/s/ Nikunj Jain
Nikunj Jain
Interim Chief Financial Officer